MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).*

SUPPL

2. Subject matter of the information

License type: ***Exploration license covering prospecting and evaluation of platinum, gold, copper, nickel and by-metals deposits located on Southern Kovdorskaya territory (Murmansk area).***
License No.: ***MUR 13775 BP***
License issue date: ***04.10.2006***
Issued by: ***Federal Subsoil Use Agency***
License term: ***30.09.2011***
Essential terms and conditions:

1. ***Exploration draft prepared and agreed – before 30.06.2007***
2. ***Exploration started – before 30.07.2007***
3. ***Prospecting completed - before 30.12.2009***
4. ***Evaluation completed – before 30.08.2011***

Event: *The issue of license.*
Date of event: *04.10.2006*
Date of notification on license issue: *17.10.2006*

Representative of MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/99-нт of 25.01.2006)

Usanov D.A.

October 17, 2006.

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